UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in Management and Board

On March 5, 2026, Yang (Angela) Wang notified Linkage Global Inc (the “Company”) of her resignation as the Chief Executive Officer and as a director of the Company, effective as of March 6, 2026. Ms. Wang has advised that her resignation was due to personal reasons and was not a result of any disagreement relating to the Company’s operations, policies or practices.

To fill in the vacancy created by the resignation of Ms. Wang, On March 5, 2026, the Board of Directors (“Board”) of the “Company, appointed Hong Chen as the Company’s Chief Executive Officer, effective as of March 6, 2026.

Mr. Hong Chen has been independent director of the Company since April 2025. He has been the Chief Executive Officer and Chairman of Wave Sync Corp. (OTC “WAYS”) since 2024 and worked as the Chairman of the board of directors for Grand Cartel Securities Co., Ltd. (“Grand Cartel Securities”) from 2014 to 2020. Before Grand Cartel Securities, Mr. Chen served as the Chairman at China Internet Education Group (a Hong Kong listed company with the code 8055) from 2006 to 2014, as the CEO for Peking University Business Network from 2000 to 2006, and the CEO of Shenzhen Chenrun Investment Company from 1998 to 2002. Mr. Chen’s chairman experience qualifies him to serve on our board of directors. Mr. Chen received a Bachelor of Science degree from Beijing Union University and an MBA from the Guanghua School of Management, Peking University.

To fill in the vacancy created by the resignation of Ms. Wang as director, on March 5, 2026, the Board appointed Jingjing (Jane) He to serve as a director on the Board of the Company effective as of March 6, 2026, to hold office until the Company’s next annual general meeting.

There are no family relationships between Ms. He and any director or executive officer of the Company, and to the best knowledge of the Company, she was not selected by the Board to serve as a director pursuant to any arrangement or understanding with any person. Ms. He has not engaged in any transaction that would be reportable as a related party transaction under Item 404(a) of Regulation S-K.

Ms. He is an operations and administrative executive with experience across investment management, corporate operations, and high-end hospitality services. She currently serves as Administrative Director at Vessel Global Capital, where she oversees administrative leadership, executive coordination, and operational infrastructure that supports the firm’s strategic initiatives and organizational growth. Ms. He has extensive experience managing complex operational environments and coordinating cross-functional teams in fast-paced, international business settings. Her work includes oversight of vendor ecosystems, financial administration, regulatory coordination, and high-level stakeholder engagement. In parallel with her corporate leadership role, she also oversees operations for a private luxury yacht based in New York, managing logistics, vendor partnerships, and premium client services while ensuring compliance with maritime and safety regulations. Earlier in her career, Ms. He held operational and analytical roles in both the United States and China, gaining experience in vendor strategy, business operations, and corporate administration. Her background includes work with multinational teams and cross-border business coordination, providing her with a global perspective on operational governance and organizational management. Ms. He earned her Bachelor of Business Administration in Operations Management from Baruch College, City University of New York. She also holds a Google Project Management Professional Certificate and a New York Real Estate Sales License.

Results of Linkage Global Inc’s Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders (the “EGM”) of the Company was held at Floor 26, Block B, Wangxun Building 11 Keji East Road, Gaoxin District,Fuzhou, Fujian Province, People’s Republic of China, on March 6, 2026, at 9:30 a.m., Eastern Time.

At the EGM, shareholders of the Company duly adopted the following resolutions:

●	To approve, as an ordinary resolution, that the authorised share capital of the Company be immediately increased from US$2,500,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 2,000,000 Class B Ordinary Shares with a par value of US$0.0025 each to US$2,525,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 12,000,000 Class B Ordinary Shares with apar value of US$0.0025 each (the “Share Capital Increase”).

●	To approve, as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in the form annexed to the proxy statement (the “A&R MoA”) in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

●	To approve, as an ordinary resolution that:

(a)	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) and subject to such Effective Date being within two years of the date of this ordinary resolution:

(i)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion.

●	To approve, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation.

●	It is resolved, as an ordinary resolution that, the extraordinary general meeting of the Company be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors to permit further solicitation and vote of proxies if, at the time of the extraordinary general meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “EGM Adjournment”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: March 12, 2026	By:	/s/ Hong Chen
	Name:	Hong Chen
	Title:	Chief Executive Officer

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